                                                                    OMB APPROVAL
                                                           OMB NUMBER: 3235-0145
                                                       EXPIRES: OCTOBER 13, 2002
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                                                     HOURS PER RESPONSE. . .14.9



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*

                        LEAP WIRELESS INTERNATIONAL, INC.
                                    (Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)


                                 (CUSIP Number)

                                  June 11, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.:                          13G                        Page 2 of 6 Pages

1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NUMBER OF REPORTING PERSON

         American Wireless License Group, LLC

         52-2145314

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         No

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Mississippi

5.       SOLE VOTING POWER

         1,900,829

6.       SHARED VOTING POWER

         0

7.       SOLE DISPOSITIVE POWER

         1,900,829

8.       SHARED DISPOSITIVE POWER

         0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,900,829

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         Not Applicable

CUSIP NO.:                          13G                        Page 3 of 6 Pages

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.58%

12.      TYPE OF REPORTING PERSON

         OO (Limited Liability Company)




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CUSIP NO.:                          13G                        Page 4 of 6 Pages

                                  Schedule 13G

Item 1(a).        Name of Issuer:

                  Leap Wireless International, Inc. ("Leap")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  10307 Pacific Center Court
                  San Diego, California 92121

Item 2(a).        Name of Person Filing:

                  American Wireless License Group, LLC ("American")

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  112 Jetport Drive
                  Pearl, MS 39208

Item 2(c).        Citizenship:

                  American is organized under the laws of the State of Mississippi.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.0001 par value per share.

Item 2(e).        CUSIP Number:



Item 3.           Not Applicable.

Item 4.           Ownership:

                  The paragraphs below set forth information for the reporting person with respect to the following:

                  (a)  Amount beneficially owned;
                  (b)  Percent of class;
                  (c)  Number of shares as to which the reporting person has:
                       (i) sole power to vote or direct the vote; (ii) shared power to vote or to direct the vote; (iii) sole

CUSIP NO.:                          13G                        Page 5 of 6 Pages

                       power to dispose or to direct the disposition of; (iv) shared power to dispose or to direct the disposition of.

                  American beneficially owns and has sole power to vote and dispose of 1,900,829 shares of the common stock of Leap, which represents approximately 5.58% of the outstanding shares of Leap common stock. American acquired the shares in connection with a transaction in which Leap bought certain wireless telecommunications licenses from American in exchange for the aforementioned Leap common stock. American acquired the Leap common stock in the ordinary course of its business and not with any purpose, or with the effect of, changing or influencing the control of Leap.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not Applicable.

Item 9.           Notice of Dissolution of Group:

                  Not Applicable.

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.:                          13G                        Page 6 of 6 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:    June 27, 2001

AMERICAN WIRELESS LICENSE GROUP, LLC

BY:      /s/ Wirt A. Yerger, III
         Wirt A. Yerger, III

ITS:     Manager